UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

(8610) 6272-7777

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐  No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐  No    ☒

Amended and Restated Marketing Services Agreement with Sohu.com Inc.

On or about May 1, 2010, the registrant entered into an Amended and Restated Marketing Services Agreement (the “Restated Agreement”) with Sohu.com Inc. (“Sohu”), effective as of January 1, 2010, which amends and restates the Marketing Services Agreement dated as of January 1, 2009 between the registrant and Sohu. The Restated Agreement includes certain amendments, primarily consisting of clarifications and rate adjustments, of the terms of the Marketing Services Agreement as in effect prior to the effectiveness of the Restated Agreement. Under the Restated Agreement, Sohu will provide the registrant with space on Sohu servers for the purpose of the registrant’s display on Sohu websites of banner ads and promotional material, will continue to provide the registrants rights to use the Sohu brand and logo, certain domain names, Sohu Passport and the Sohu PEAK online payment system, and will provide certain services to the registrant, such as the construction and maintenance of a bulletin board system for each of the registrant’s MMORPGs.

Safe Harbor Statement

This report on 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.

Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Potential risks and uncertainties include, but are not limited to, the current global financial and credit markets crisis and its potential impact on the Chinese economy, the slower growth the Chinese economy experienced during the latter half of 2008 and in 2009, which could return at some point in the future, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the registrant’s quarterly operating results, the registrant’s historical and possible future losses and limited operating history, and the registrant’s reliance on its online game Tian Long Ba Bu as a major revenue source. Further information regarding these and other risks is included in the registrant’s Annual Report on Form 20-F filed on February 26, 2010, and other filings with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/S/ ALEX HO
Alex Ho, Chief Financial Officer

Date: May 7, 2010